

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2014

Via E-mail
James C. Snyder, Jr., Esq.
Senior Vice President, General Counsel and Secretary
Family Dollar Stores, Inc.
P.O. Box 1017
10401 Monroe Road
Charlotte, North Carolina 28201-1017

>   **Re: Family Dollar Stores, Inc.**
>   **Schedule 14D-9 and Amendments No. 1 and 2**
>   **Filed September 17 and 26, 2014**
>   **File No. 005-14318**

Dear Mr. Snyder:

We have reviewed the response letter from Cleary Gottlieb Steen & Hamilton LLP on behalf of Family Dollar dated October 7, 2014, responding to our letter dated October 2, 2014, and we have the following additional comments. All defined terms used in this letter have the same meaning as in the Schedule 14D-9, unless otherwise indicated.

1.   We note the response to prior comment 3 and we continue to object to your use of the term "misleadingly." Please revise to remove such disclosure from the Schedule 14D-9.

2.   We note the response to prior comment 5 and we are unable to agree that the response has provided support for the statement that the Offer may take a year or longer to close. Please revise to remove such disclosure from the Schedule 14D-9.

3.   We note the response to prior comment 6 and we are unable to agree that the response has provided support for the statement that "…Dollar General refuses to make a commitment on divestitures that is consistent with Dollar General's purported view on antitrust risk." We again cite to the three bullet points in our prior comment 6 that indicate Dollar General has in fact made a commitment on divestitures. Please revise to remove such disclosure from the Schedule 14D-9.

4.   We note the response to prior comment 7 and we reissue the comment. Please revise to remove such statement from the Schedule 14D-9.

5.   We note the response to prior comment 8 and we are unable to agree that the response has provided support for the statement that "Dollar General intentionally delayed its antitrust approval process by unnecessarily waiting to file with the FTC…". While you may include in your disclosure the facts provided in your response, we do not believe you

have provided adequate support to state Dollar General's state of mind on this matter. Please revise to remove the referenced statement from the Schedule 14D-9.

6.   We note the response to prior comment 9 and we are unable to agree that the response has provided support for the referenced statement. Please make appropriate corrective disclosure.

*   *   *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions